pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture – pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Warrants Amended

Vancouver BC,  September 18, 2017:  Pacific Booker Minerals Inc. is announcing that the 138,900 Warrants issued as part of the Private Placement announced July 24, 2015 and completed on September 21, 2015 will be amended.  The Exercise price will be reduced from $2.50 to $1.00 and the expiry date will be extended to September 21, 2019 with an acceleration clause as follows:  If, at any time, the Common Shares close at a price of $1.40 or greater, for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the warrant holders and the Warrants would expire on the 30th day after the date on which notice is given by the Company, subject to regulatory approval by the TSX Venture Exchange.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.